Exhibit 16

                IN THE CHANCERY COURT OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


CREO INC.,                             :  C.A. No 20164
                                       :
                        Plaintiff,     :
                                       :
                 vs.                   :
                                       :
PRINTCAFE SOFTWARE, INC., ELECTRONICS  :
FOR IMAGING, INC., MARC D. OLIN,       :
CHARLES J. BILLERBECK, VICTOR A. COHN, :
and THOMAS J. GILL,                    :
                                       :
                        Defendants.    :
                                       :




                              VERIFIED COMPLAINT

          Plaintiff Creo Inc. ("Creo"), by its undersigned attorneys, alleges for its complaint against defendants Printcafe Software, Inc. ("Printcafe" or the "Company"), Electronics For Imaging, Inc. ("EFI"), Marc D. Olin, Charles
J. Billerbeck, Victor A. Cohn, and Thomas J. Gill (the "Director Defendants"), as follows:

                              NATURE OF THE CLAIM

          1. This is an action for declaratory and injunctive relief to remedy an illegal course of conduct perpetrated by the defendants to deprive plaintiff of its majority beneficial ownership in Printcafe by implementing an integrated series of discriminatory measures, including an unprecedented stockholder rights plan specifically designed to destroy the economic value of Creo's existing property rights with respect to the Company in favor of a preliminary, non-binding proposal for Printcafe. By this lawsuit, Creo seeks to preserve all of its rights associated with its majority beneficial ownership of the Printcafe shares.

          2. On February 13, 2003, a three member Special Committee of Printcafe's board of directors adopted a Poison Pill, a Dilutive Option with a put feature, a No-Talk Agreement and a

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Breakup Fee that can increase in value based on the receipt of non-binding proposals.1 Each of these barriers was erected to impair Creo's existing rights as a stockholder of Printcafe and to deliver the Company to EFI. In violation of settled Delaware law, the barriers all unduly favor EFI, a company in which the employer of the Chairman of the three member Special Committee of Printcafe has a significant equity investment.

          3. Printcafe's Poison Pill is not designed to protect all of its stockholders, but rather as a weapon targeted against its single largest stockholder, Creo. The Poison Pill includes an unprecedented provision specifically designed to deprive Creo of its property rights and to deliberately interfere with an unconditional, binding contract that defendants have known of for several weeks.

          4. Before EFI made its first (and only) non-binding proposal for the Printcafe shares, Creo entered into lawful, binding contracts in January 2003 with two sophisticated Printcafe shareholders to acquire additional shares, increasing Creo's beneficial ownership in Printcafe to approximately 55%.

          5. One of the two binding contracts, the purchase of shares from J. & W. Seligman & Co., Inc., was executed and delivered on January 21, 2003. The Seligman transaction will close on February 24, 2003. This contract is not, and has never been, subject to any conditions. Thus, Creo is the beneficial owner of Seligman's Printcafe shares, but not yet the record owner. The Defendants determined that they had until February 24 to block Creo from becoming the controlling stockholder of the Company.

          6. Printcafe responded with a Poison Pill that it designed to be triggered when Creo completes the acquisition of Seligman's shares on February 24, 2003. Printcafe had to move quickly, so as to avoid any issue regarding the record date. On February 13, 2003, Printcafe adopted the stockholder rights plan, effective as to stockholders of record the following day.

----------------

1 The Poison Pill, the Dilutive Option, the No-Talk Agreement, the Breakup Fee and the credit facility agreement discussed more fully below are referred to collectively as the "Lock-Up Package".

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                                                                             3

This hasty adoption -- which violates NASDAQ rules requiring a 10-day notice period prior to setting a record date for any rights dividend -- is not even the most remarkable feature of the Poison Pill. What is most remarkable is the unprecedented Anti-Creo feature.

          7. The Poison Pill takes specific aim at destroying Creo's majority position by carving Creo out of the clause that "grandfathers" stockholders currently beneficially owning 15% or more of Printcafe's voting stock, and insulates them from triggering the Poison Pill. The Anti-Creo Provision will change Creo's status from that of a Grandfathered Stockholder to an Acquiring Person when Creo closes the acquisition of the Seligman shares. The Poison Pill is triggered if a person (Creo) exercises a right to acquire or otherwise acquires shares beneficially owned by reason of a right to acquire such shares pursuant to an agreement. Creo beneficially owns the Seligman shares (and has since January 17, 2003) by virtue of an agreement that is scheduled to close on February 24, 2003. The agreement is unconditional; nothing stands between Creo and the Seligman shares but the passage of time.

          8. Absent relief from the Court, on February 24 when Creo acquires those shares -- as it is contractually entitled (and bound) to do -- it will trigger the Poison Pill. The effect of the Pill will be to dilute Creo's stake from 54.5% of the outstanding Printcafe stock to approximately 10%, thereby destroying Creo's majority interest and considerably devaluing its shares. Thus, absent immediate injunctive relief, Creo will be forced either to give up its rights to the Seligman shares and breach an unconditional contract or trigger a Poison Pill that would purport to destroy the economic value of Creo's majority stake in Printcafe.

          9. Once it had devised a scheme to destroy the value of Creo's majority interest, the Special Committee set out to deliver Printcafe to EFI. It is undisputed that the Poison Pill, the Dilutive Option, the No-Talk provision and the Breakup Fee were not adopted to protect a merger agreement that the Special Committee had reason to believe would benefit Printcafe's stockholders. There is no merger agreement. Not even a binding offer. The defensive measures were not even adopted by the Special Committee in exchange for a better proposal for the stockholders. EFI made its preliminary, non-binding, and conditional proposal weeks before the

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                                                                             4

Special Committee adopted the defensive measures. EFI's preliminary proposal remains unchanged.

          10. The defensive measures adopted by Printcafe's board are for one purpose only: to dilute Creo's majority ownership interest and deliver Printcafe to EFI. The Printcafe Special Committee has deliberately misled and ignored Creo to avoid discussing its offer. For nearly a month Creo has repeatedly stated that it is prepared to negotiate the terms and conditions of its offer, including price. Printcafe, however, has other ideas.

                                  THE PARTIES

          11. Plaintiff Creo Inc. is a leading supplier in the print industry. Creo manufactures and distributes more than 300 products for commercial and publications, packaging and newspaper printers for creative professionals. Creo is a Canadian corporation with its principal place of business in Burnaby, British Columbia.

          12. Defendant Printcafe is a Delaware corporation with its principal place of business in Pittsburgh, Pennsylvania. Printcafe is a leading supplier of software solutions designed specifically for the printing industry supply chain. Printcafe's shares are publicly listed and traded on the NASDAQ National Market. Printcafe went public with an initial public offering in 2002.

          13. Defendant EFI is a Delaware corporation with its principal place of business in Foster City, California. EFI is in the document management, imaging tools and printing industry. EFI is traded on the NASDAQ National Market.

          14. Defendant Marc D. Olin is the President and Chief Executive Officer of Printcafe and a member of the Printcafe board. Defendant Olin has been the Chairman of the Printcafe board of directors since January 22, 2003.

          15. Defendant Charles J. Billerbeck has been a director of Printcafe since February 2000. Mr. Billerbeck is a Senior Managing Director of Mellon Ventures, Inc., a venture capital division of Mellon Financial Corporation. Mellon Ventures owns 1,616,789 shares of Printcafe.

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                                                                             5

Mellon Bank, an affiliate of Mellon Ventures, is the sixth largest stockholder of EFI; it holds 1,631,000 shares of EFI, representing 3.009% of EFI's outstanding stock. Billerbeck chairs the Special Committee, which agreed to grant the Dilutive Option, Breakup Fee and No-Talk Agreements to EFI.

          16. Defendant Victor A. Cohn is a director of Printcafe and a member of the Special Committee.

          17. Defendant Thomas J. Gill is a director of Printcafe and a member of the Special Committee. Billerbeck, Cohn and Gill are referred to herein as the Special Committee Defendants. The Special Committee Defendants, together with Olin, are referred to as the Director Defendants.

                              STATEMENT OF FACTS

          18. Creo began investing in Printcafe long before Printcafe began trading publicly. To date, Creo has invested nearly $100 million in Printcafe in equity and debt. Several other investors have also made significant investments in the Company. Printcafe went public in June 2002 at a price of $10 per share. Printcafe sold 3.75 million shares. Printcafe's trading price hovered just above $1 through January 2003.

          19. At the time of Printcafe's initial public offering, Creo was its single largest stockholder with 30% of the outstanding shares. Creo is currently the beneficial owner of 54.5% of Printcafe's outstanding common stock. Creo and Printcafe are also parties to several commercial agreements, including a strategic alliance agreement.

Creo Increases Its Stake In Printcafe

          20. By agreements dated as of January 17, 2003, Creo entered into three contracts to purchase a total of 1,078,060 Printcafe shares from three funds advised by J. & W. Seligman & Co., Incorporated ("Seligman"). The Seligman sale is scheduled to close on February 24, 2003. Creo is the beneficial owner of the Seligman shares and no further acts are necessary for the

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                                                                             6

shares to be transferred to Creo but the transfer of payment in exchange for the shares on February 24, 2003.

          21. On January 21, 2003, Creo agreed to purchase 1,532,052 shares of Printcafe common stock from HarbourVest Partners VI-Direct Fund, L.P. for an aggregate purchase price of $1,991,667.60. The HarbourVest transaction closed on January 30, 2003.

          22. On January 22, 2003, Creo publicly announced that it had entered into agreements to acquire approximately 2.6 million shares of Printcafe common stock at a price of $1.30 per share. Creo further announced that, as a result of the HarbourVest and Seligman transactions, Creo obtained beneficial ownership of approximately 55% of Printcafe's common stock. Creo's press release also stated that it had asked the Printcafe board of directors to consider a proposal in which Creo would acquire all of the outstanding Printcafe common shares not owned by Creo at a purchase price of $1.30 per share. Printcafe then scheduled a special meeting of the Printcafe Board for 9 p.m. that evening.

EFI Indicates Interest In Printcafe

          23. At the special meeting of the Printcafe Board that evening, Defendant Billerbeck moved that Amos Michelson, Creo's Chief Executive Officer, resign as Chairman of the Printcafe Board in light of Creo's announced offer to buy the outstanding Printcafe shares. Defendant Gill seconded the motion and Mr. Michelson was removed as Chairman and Defendant Olin was elected as new Chairman of the Board, with Defendants Billerbeck, Gill, Olin and Cohn voting for the resolution.2 Defendant Olin's first order of business as the new Chairman was to announce the receipt of an unsolicited proposal to purchase all the issued and outstanding shares of common stock of Printcafe for $2.60 per share. The new Chairman represented that the unsolicited proposal had been received 30 minutes in advance of the meeting from one of Creo's competitors, defendant Electronics For Imaging, Inc. ("EFI").

-----------
2 The chairman of Printcafe's Board is empowered to call a special meeting of stockholders.

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                                                                             7

Printcafe Forms The Special Committee

          24. Once the Director Defendants replaced Michelson as Chairman of the Board, the next step in delivering Printcafe to EFI was to create a purportedly independent special committee to consider the EFI and Creo proposals. The members of the Special Committee would include Defendant Billerbeck as Chairman (whose employer, Mellon Ventures Inc., together with its affiliates, owns more than 3.2 million EFI shares,3 as well as Defendants Cohn and Gill.

          25. Notwithstanding the profound conflict of interest engendered by Billerbeck's role on the Special Committee, the Director Defendants empowered the Special Committee to evaluate all proposals for the purchase of Printcafe. Specifically, the Special Committee was created to:

          (i) evaluate all proposals for the purchase of the Company's stock and/or assets, (ii) consider alternatives to any such proposals received by the Company or the Special Committee, (iii) negotiate on behalf of the Company definitive agreements with any party or parties making any such proposal to the Company or the Special Committee, (iv) retain legal, financial, and other advisors to the Special Committee, and (v) report to the Board as to the activities of the Special Committee and make such recommendations to the Board in respect of such activities, including proposals received by the Company or the Special Committee and including any definitive agreements negotiated in connection therewith, as the Special Committee may deem advisable.

          26. The Board then took up Creo's proposal at a January 22, 2003 meeting with representatives of Creo. At this meeting, Printcafe's board advised Creo that EFI had made a preliminary proposal to acquire Printcafe. Creo's Director of Business Development, Leonard Freilich, who was present at the invitation of the Printcafe Board, indicated that Creo would formally present its offer in writing. Creo advised the Board that it should consider the offer previously communicated to the Board as a formal offer.

--------
3 Mellon Ventures and its affiliates also own approximately 15.2% of Printcafe's common stock.

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                                                                             8

          27. The following day, January 23, 2003, Creo confirmed its proposal in writing. Creo formally advised Printcafe that it was offering to purchase all of the outstanding Printcafe shares at a price of $1.30 per share payable in Creo shares, a price representing an 11.11% premium over the 30-day volume weighted average closing price of Printcafe stock. Creo underscored that its acquisition terms were negotiable:

          "We also want to emphasize that we are prepared to meet with you and your advisors at any time to negotiate price and any other terms of this offer as part of your process of considering strategic alternatives."

The Printcafe Special Committee never contacted Creo to discuss its offer. Rather, it embarked on a course of conduct in derogation of its fiduciary duties in order to foreclose discussions with any potential bidder other than EFI.

Printcafe's Advisors Mislead Creo

          28. In the days following its written offer, Creo communicated its continuing interest in a strategic transaction with Printcafe by contacting Printcafe's financial advisors, UBS Warburg. Printcafe's advisors, however, affirmatively misled Creo. On January 28, 2003, Creo's Director of Business Development, Leonard Freilich spoke with Printcafe's financial advisor, Franz Moncada of UBS Warburg. Moncada misrepresented to Freilich that the Special Committee was implementing a process to explore all of Printcafe's alternatives and intended to include Creo in that process. On February 7 and February 10, 2003, Freilich made further unsuccessful attempts to discuss Creo's proposal with UBS Warburg.

          29. Creo's Chief Executive Officer, Amos Michelson, attended the February 10, 2003 Printcafe Board meeting. Michelson informed the Printcafe Special Committee that Creo remained interested in negotiating a transaction if given a chance.

          30. On February 11, 2003, Freilich was finally able to speak with Moncada, who informed Freilich that UBS was continuing to work with the Special Committee and that the Special Committee would discuss a potential strategic transaction with Creo. Moncada misrepresented to Freilich that Printcafe and UBS Warburg were in the process of setting up a

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data room to afford all bidders an opportunity to perform due diligence, and that Creo would be given at least five days notice before the bidding process began. During this conversation, Freilich noted that Creo's written proposal dated January 23, 2003 had technically expired. Moncada responded that it was not necessary for Creo to formally renew its proposal because UBS Warburg was well aware that Creo was interested in bidding for Printcafe.

          31. UBS Warburg continued to deliberately deceive Creo until the morning of February 13, 2003. That morning, a UBS Warburg representative left a voicemail message for Freilich advising him that UBS would no longer be able to speak to Creo and to pay attention to the news that morning. Creo soon learned how seriously it had been deceived.

Printcafe Adopts The Discriminatory Measures

          32. On February 13, 2003, Printcafe announced that its Special Committee had adopted a series of unjustifiable, unprecedented and illegal defensive measures aimed at destroying Creo's stock interest in Printcafe and delivering Printcafe to EFI.

          33. Printcafe's unwarranted and unprecedented actions included:

               o Adopting a Poison Pill that unlawfully interferes with Creo's purchase of Seligman's shares pursuant to a binding, unconditional contract that the Special Committee has known about for several weeks.

               o Granting an option to EFI (a party whom has only submitted a preliminary, non-binding, conditional proposal to acquire Printcafe) to acquire 19.9% of Printcafe and subsequently re-sell such shares to Printcafe at the same price. This option accomplishes no legitimate business purpose.

               o Entering into a strict "no-talk" agreement with EFI, which forecloses the ability of the Special Committee to conduct a fair sale process and investigate any and all strategic alternatives for Printcafe.

               o Agreeing to give EFI a "break-up" fee of over $500,000 despite the fact that EFI has submitted only a preliminary, non-binding, conditional proposal. Astoundingly, the break-up fee can be increased simply by EFI increasing its non-binding proposal.

The Anti-Creo Poison Pill

     34. One of the measures adopted by the Special Committee on February 13, 2003 is a stockholder rights plan aimed directly at Creo. The distribution under the rights plan is triggered

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by the acquisition by an "Acquiring Person" of "15% or more of the total
Voting Power of the aggregate of all shares of Voting Stock then outstanding.
.. . ."

     35. The Special Committee set the Record Date for Printcafe's Poison Pill for the following day, February 14, 2003. Setting the record date just one day after the adoption of the rights plan violates the listing requirements applicable to issuers listed on the NASDAQ National Market, which require all NASDAQ-listed companies to notify NASDAQ ten calendar days prior to the record date of a dividend or other distribution in cash or in kind under Rule 10b-17 of the Securities Exchange Act of 1934.

     36. The intention and net result of the Poison Pill is not to protect the rights of Printcafe shareholders. Instead, the Poison Pill is specifically designed to destroy Creo's existing beneficial ownership rights in a majority interest in Printcafe. Although the Poison Pill contains a provision grandfathering certain stockholders, it contains an unprecedented carve-out from that provision designed to cause Creo to become an Acquiring Person when it completes the acquisition of the shares it is contractually entitled (and obligated) to buy from Seligman on February 24. The carve-out provides:

          If a Person would otherwise be deemed an "Acquiring Person" upon the adoption of this Agreement, such Person (herein referred to as a Grandfathered Stockholder") will not be deemed an "Acquiring Person" for purposes of this Agreement unless and until . . . (B) in the case of a Grandfathered Stockholder who, together with its Affiliates and Associates, Beneficially Owns any shares of Voting Stock by reason of a right to acquire such shares pursuant to an agreement, arrangement or understanding (whether or not in writing, but excluding any right to acquire shares pursuant to options or warrants granted by the Company prior to adoption of this Agreement), such Grandfathered Stockholder or one or more of its Affiliates or Associates exercises such right to acquire or otherwise acquires such shares, directly or indirectly, pursuant to the terms and conditions of such agreement, arrangement or understanding or enters into a new agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding or voting such shares, in which case, such Person shall no longer be deemed a Grandfathered Stockholder and shall be deemed an "Acquiring Person;" (emphasis added).

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     37. Defendants have known of Creo's contractual obligation to purchase the Seligman shares for several weeks. On January 22, Creo issued a press release announcing that it had entered into agreements to acquire approximately 2.6 million shares of Printcafe common stock from other stockholders at $1.30 per share. On January 31, 2003, Creo filed a Statement of Beneficial Ownership on Schedule 13D with the Securities and Exchange Commission, describing, among other things, the terms of the agreements with Seligman. Copies of the executed purchase agreements with Seligman were attached as exhibits to the Schedule 13D.

     38. The unprecedented carve-out from the grandfather clause is thus directed squarely at Creo. Creo, which already beneficially owns the Seligman shares, is a Grandfathered Stockholder under this clause until it exercises its right to acquire those shares. On February 24, 2003, when Creo closes the Seligman transaction -- a transaction it is contractually entitled and bound to close -- it becomes an Acquiring Person and its lawfully obtained 54.5% interest in Printcafe will be diluted to approximately 10%.

     39. On the same day that Printcafe adopted the Poison Pill, Printcafe also offered a series of "deal" protection measures purportedly to induce EFI to provide Printcafe with a credit facility. The agreements with EFI include a standby credit agreement, an option agreement in which Printcafe grants EFI a risk-free option with a put feature for newly issued shares equal to approximately 20% of Printcafe's total outstanding shares, and a letter agreement with a non-reciprocal breakup provision as well as a no-talk provision designed to prevent the Printcafe from exercising their fiduciary duties and considering any other potential bidders.4 These unreasonable defensive measures, individually and collectively, have no purpose other than to

--------
4 In its filings, Printcafe disclosed that it had also adopted retention agreements with certain members of senior management of the Company. Printcafe has not disclosed any information about those agreements. It is, therefore, unknown at the present time whether those agreements are excessive, particularly in light of Printcafe's weak financial position.

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impermissibly favor one potential bidder to the exclusion of all others who might to submit a competing offer. They were put into place with no deal to protect.5

The Dilutive Option Agreement

     40. The Dilutive Option Agreement granted EFI the option to purchase 2,126,574 shares of Printcafe common stock at $2.60 per share. EFI may exercise the option at any time and EFI can force Printcafe to repurchase the shares at the aggregate price paid by EFI (the "Put Feature") upon the occurrence of certain events. Thus, EFI has the right to purchase approximately 20% of the Company's shares and then to force Printcafe to redeem the shares at the same price paid by EFI.

     41. There is nothing subtle about the purpose of the Dilutive Option. The effect of a grant of over 2 million newly issued shares of Printcafe is to deprive Creo of its lawfully obtained majority beneficial ownership interest.

     42. Printcafe did not simply give EFI an option to purchase 20% of the Company, but it also gave EFI a guarantee that such a purchase would be without any real financial risk to EFI. The EFI Option has a put feature (the "Put Feature") that requires Printcafe to redeem the option shares at the aggregate price paid for the shares by EFI, upon the occurrence of certain events.

The No-Talk Agreement

     43. Printcafe also signed a letter agreement with EFI restricting Printcafe's ability to speak with other potential bidders (the "No-Talk Agreement"). The No-Talk Agreement forbids Printcafe from soliciting any takeover proposal, negotiating any takeover proposal, entering into a merger, acquisition, option or similar agreement with a third party, or even participating in discussions with a third party, unless Printcafe receives a proposal somehow "superior" to EFI's non-binding, conditional proposal.

--------
5 The Lock-Up Package, particularly the Poison Pill and Dilutive Option components, violates Delaware law even if Printcafe and EFI had actually signed a definitive agreement because these measures were adopted for the purpose of destroying Creo's majority beneficial interest in Printcafe.

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     44. The No-Talk Agreement also obligates Printcafe to advise EFI within
24 hours of the receipt of any inquiry or takeover proposal. Printcafe has obligated itself to provide EFI with written notice of the terms and conditions of any such proposal. If the Printcafe board were to decide that such a proposal were superior to the EFI proposal, Printcafe would have to wait five business days after giving written notice of the superior proposal to EFI before it could accept the superior proposal, thereby granting EFI a right of first refusal.

     45. Significantly, Printcafe did not need to grant EFI the No-Talk Agreement to induce EFI to make its $2.60 per share proposal; EFI made that proposal on January 22, 2003. Printcafe did not enter into the No-Talk Agreement until three weeks later on February 13, 2003, and EFI's proposal is unchanged.

     46. The No-Talk Agreement has no specified termination date. It remains in place, tying the hands of the Printcafe Board, until EFI withdraws or reduces its $2.60 proposal, or until January 2, 2004. It is particularly indicative of a Board that is not acting consistently with its fiduciary duties because it was entered into to protect a "non-deal," despite the Board's knowledge that another bidder was interested and repeatedly stated its readiness to negotiate all terms of a deal, including price.

The Breakup Fee

     47. Despite the fact that Printcafe has nothing more than an proposal at this stage, it also granted EFI a non-reciprocal breakup fee (the "Breakup Fee"). The Breakup Fee is equal to 0.0175 multiplied by the product of (A) the highest per share price offered by EFI in a bona fide proposal to acquire Printcafe (presently $2.60) and (B) Printcafe's fully-diluted capitalization, without giving effect to the issuance of shares acquired under the Option Agreement (presently 12,129,621 shares). Thus, in return for EFI's non-binding proposal, Printcafe granted EFI a breakup fee equal to $551,897.

     48. The Breakup Fee is particularly unwarranted here where there is no merger agreement, or even a binding proposal, to break up. Printcafe has granted EFI a fee equal to

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more than 2% of the transaction price without having a transaction. EFI does not have to sign a binding agreement to walk away over a half a million dollars richer.

     49. Moreover, EFI can increase the value of the Breakup Fee simply by submitting another, higher non-binding proposal. Printcafe has committed itself to paying a Breakup Fee tied not to a firm agreement, but rather simply to bona fide proposals by EFI. EFI need never commit itself to a particular price, but it may nevertheless drive up the value of its Breakup Fee simply by upping its non-binding bid.

Printcafe's Purported Justification

     50. Printcafe has offered no justification for entering into the Poison Pill. Its purported justification for granting the Dilutive Option, the Breakup Fee and the No-Talk provisions is that they are consideration for EFI's willingness to enter into a standby credit agreement (the "Standby Credit") with Printcafe. The Standby Credit recites that EFI and Printcafe are "engaged in preliminary discussions regarding a potential business combination" and that "in order to take actions in furtherance of the Business Combination, EFI is prepared to extend" the Standby Credit. The Standby Credit provides $11 million in immediately available funds in the event any action taken by Printcafe triggers a default of its amounts owed to Iris Graphics, Inc. ("Iris") (a Creo affiliate). Iris has made no suggestion or intimation that Printcafe's actions to date have triggered an event of default. Printcafe's receipt and discussion of EFI's proposal does not constitute an event of default. Accordingly, the Standby Credit cannot be a legitimate justification for entering into the Lock-Up Package. Rather, the Standby Credit is a poor attempt to mask the true purpose of the Lock-Up Package -- to facilitate a sale of Printcafe to EFI through the destruction of Creo's majority beneficial ownership interest in Printcafe.

Irreparable Injury to Creo

     51. Absent immediate injunctive relief, Creo stands to be irreparably harmed by triggering an illegal Poison Pill that contains an unprecedented provision specifically designed to deprive Creo of its lawfully obtained beneficial ownership of a majority interest in Printcafe

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when its closes the purchase of Printcafe stock pursuant to a binding and unconditional agreement.

     52. Moreover, Creo's efforts to acquire Printcafe are impeded by the breaches of duty described herein, Creo and Printcafe's other stockholders will lose the opportunity to have its proposal considered on its merits -- that is, considered without the burdens imposed by the Poison Pill, Dilutive Option and Breakup Fee. Creo will lose forever the opportunity to have its offer fairly considered by the Printcafe directors and stockholders and lose the irreplaceable opportunity to create a new combined Creo/Printcafe entity with unique business strengths. Damages for these losses cannot be readily calculated and, in any event, could not compensate the unique loss that would have been suffered by Creo.

                            FIRST CLAIM FOR RELIEF:
         (Breach of Fiduciary Duty - Against the Director Defendants)

     53. Creo repeats and realleges each and every allegation made in paragraphs 1 through 52 of this Complaint.

     54. The Director Defendants were and are under a fiduciary duty to refrain from acting to interfere with the stockholder franchise rights of all Printcafe stockholders, including Creo.

     55. By virtue of the facts set forth above, and specifically by adopting the Anti-Creo feature of the Poison Pill, the Director Defendants have breached their fiduciary duties.

     56. Plaintiff Creo has no adequate remedy at law.

                           SECOND CLAIM FOR RELIEF:
                    (Tortious Interference With Contract -
                Against Printcafe and the Director Defendants)

     57. Creo repeats and realleges each and every allegation made in paragraphs 1 through 56 of this Complaint.

     58. Creo and Seligman are parties to a contract whereby Seligman agreed to sell, and Creo agreed to buy the Seligman shares.

     59. Printcafe and the Director Defendants were aware of the contract between Creo and Seligman.

     60. The Director Defendants and Printcafe intentionally adopted the Poison Pill and designed the unprecedented Anti-Creo feature of that Pill with the specific intent of frustrating Creo's rights and benefits arising out of the Seligman Contract.

     61. The Director Defendants and Printcafe willfully and tortiously interfered with the Seligman Contract. The Director Defendants and Printcafe's interference was willful and malicious.

     62. If the Poison Pill (and its Anti-Creo Feature) is permitted to stand, Creo will be irreparably injured.

     63. Plaintiff Creo has no adequate remedy at law.

                            THIRD CLAIM FOR RELIEF:
     (Breach of Fiduciary Duty - Unocal- Against the Director Defendants)

     64. Creo repeats and realleges each and every allegation made in paragraphs 1 through 63 of this Complaint.

     65. The directors of Printcafe were and are under a duty to act reasonably in relation to any threat to Printcafe's corporate policy and effectiveness. The directors of Printcafe had no reasonable grounds for believing that a danger to corporate policy and effectiveness existed. The Special Committee Directors have breached their fiduciary duties by virtue of the facts set forth above; by specifically entering into the various lock-up agreements with EFI when there was no reasonable basis for doing so; and by agreeing to the Poison Pill, Dilutive Option, No-Talk and Breakup Fee Agreements. The Poison Pill, Dilutive Option, No-Talk and Breakup Fee Agreements are therefore invalid and unenforceable.

     66. Plaintiff Creo has no adequate remedy at law.

                           FOURTH CLAIM FOR RELIEF:
         (Breach of Fiduciary Duty - Against the Director Defendants)

     67. Creo repeats and realleges each and every allegation made in paragraphs 1 through 66 of this Complaint.

     68. In considering a potential sale of the Company to EFI, the Printcafe Special Committee was required to act in accordance with their fundamental duties of care and loyalty. Accordingly, the Special Committee Defendants were required to act reasonably under the circumstances.

     69. Here there was no basis for a disinterested and well-motivated Printcafe director to provide EFI extraordinary lock-up protections. The fact that no such basis exists is amply demonstrated by the following (among many other) facts:

          o Printcafe and the Special Committee made no effort to contact Creo about a possible transaction with Creo even though Printcafe and the members of the Special Committee had been told of Creo's interest in acquiring Printcafe;

          o Printcafe and the Special Committee made no effort to explore any transaction other than with EFI;

          o Printcafe and the Special Committee Defendants granted the Option Agreement, non-reciprocal Breakup Fee and No-Talk Provisions to EFI without securing a binding merger agreement with EFI.

          o Printcafe and the Special Committee's misleading and deceptive statements to Creo made through its financial advisor to mislead Creo into thinking the Special Committee Defendants would engage in discussions about Creo's offer and advise it when the bidding process would begin, while at the same time entering into the Option Agreement, the Poison Pill aimed at Creo, the lock-up agreement and the Breakup Fee.

In view of these facts, the execution of the Poison Pill, Dilutive Option, No-Talk and Breakup Fee Agreements was a violation of the fiduciary duties of care and loyalty owed by the Special Committee Defendants, and the Poison Pill, Dilutive Option, No-Talk and Breakup Fee Agreements are therefore unenforceable. For the same reasons, the other measures Printcafe has taken in treating EFI and Creo unequally are breaches of duty.

     70. Plaintiff Creo has no adequate remedy at law.

                            FIFTH CLAIM FOR RELIEF:
     (Breach of Fiduciary Duty - Revlon - Against the Director Defendants)

     71. Creo repeats and realleges each and every allegation made in paragraphs 1 through 70 of this Complaint.

     72. Individually and collectively, the Poison Pill, Option Agreement, No-Talk Agreement and Breakup Fee are designed to permit Printcafe to be acquired by EFI and to cease its corporate existence and transfer control from its stockholders to EFI. Before agreeing to "lock up" a potential transaction with EFI, the Director Defendants had a duty to seek all material information reasonably available in order to determine whether EFI offered the best value obtainable for Printcafe's stockholders, including to determine whether more valuable bids were available, and reasonably consider other offers made.

     73. Even assuming that the Director Defendants could prevent Creo from exercising its rights as a majority stockholder (which they could not), their decision to sell control of Printcafe to EFI triggered an obligation to pursue one objective -- the transaction offering the best value for Printcafe's public stockholders. The pursuit of that objective required the Director Defendants to examine the proposed transaction closely, to take an active and direct role in the sale process, to operate the sale process in a manner that would maximize value and to inform them of all material information reasonably available, including whether more valuable bids are available.

     74. The Director Defendants willfully ignored their fiduciary obligations. Among other things, the Director Defendants failed to recognize Creo's majority interest, failed to negotiate in good faith with Creo and failed to even begin to explore alternative transactions as it promised to do. The Director Defendants instead chose to lock-up a potential transaction with EFI without so much as a binding offer from EFI.

     75. Delaware law assures stockholders that if their corporation is to be sold, they will receive the benefit of an active, involved and diligent board carrying out its settled fiduciary obligation to maximize the value the stockholders will receive. The conduct of the Director Defendants does not even come close to satisfying their responsibilities in the context of a sale of Printcafe.

     76. Under the circumstances of this case there is simply no basis for the Director Defendants to conclude that the non-binding EFI proposal represents the best available alternative for Printcafe's stockholders.

     77. Plaintiff Creo has no adequate remedy at law.

                            SIXTH CLAIM FOR RELIEF:
        (Aiding and Abetting a Breach of Fiduciary Duty - Against EFI)

     78. Creo repeats and realleges each and every allegation made in paragraphs 1 through 77 of this Complaint.

     79. Defendant EFI knowingly aided and abetted Printcafe's Special Committee in the breach of their duties described herein in Plaintiff Creo's First, Second and Third Claims for Relief. EFI had knowledge of the fact that Creo was potentially interested in bidding for Printcafe, and had the intention to block or forestall such offers. EFI accordingly aided and abetted the Printcafe Director Defendants in structuring a series of deal protection measures that it knew were unreasonable, and in breach of the duties of the Printcafe Special Committee Defendants, in that the Dilutive Option, No-Talk and Breakup Fee Agreements would either result in discouraging other bidders from engaging with Printcafe, or if Creo or another bidder did prevail, it would give EFI an enormous financial windfall for having done nothing more than agreeing to provide Printcafe with loans in the future that Printcafe does not need now and may never need.

     80. Creo has no adequate remedy at law.

                               PRAYER FOR RELIEF

          WHEREFORE, plaintiff Creo prays that this Court enter judgment against defendants as follows:

          (a) Declaring and decreeing that the Printcafe Poison Pill is unlawful and was entered into in breach of the fiduciary duties of the Special Committee Defendants;

          (b) Enjoining, temporarily, preliminarily and permanently, the exercise of the Printcafe Poison Pill or any issuance of rights or stock thereunder by Printcafe pursuant to the terms of the Poison Pill;

          (c) Declaring and decreeing that Printcafe's refusal to negotiate in good faith with Creo is a breach of the fiduciary duties of the Printcafe Director Defendants, and declaring and decreeing that any action taken by Printcafe with the intent or effect of impeding other bidders from making an offer to purchase Printcafe is a breach of the fiduciary duties of the Printcafe Director Defendants;

          (d) Requiring Printcafe and its directors to take all steps necessary to provide plaintiff Creo a fair and equal opportunity to acquire the outstanding shares of Printcafe;

          (e) Declaring and decreeing that the rights purportedly acquired by EFI in the EFI Dilutive Option Agreement and the No-Talk and Breakup Fee Agreements were procured by a breach of fiduciary duty, and the aiding and abetting thereof, and that the Dilutive Option Agreement, the No-Talk and Breakup Fee Agreements are null and void and of no further effect;

          (f) Enjoining, temporarily, preliminarily and permanently, any further conduct by EFI intended to cause or having the effect of causing, Printcafe to forgo the opportunity to explore and enter into economically more favorable transactions;

          (g) To the extent that EFI purports to enter into a merger agreement with Printcafe prior to the entry of this Court's final judgment, rescinding such transaction or transactions and declaring and decreeing such transaction or transactions to be null and void as procured in violation of Delaware law;

          (h) Declaring and decreeing that the consummation of any merger between EFI and Printcafe is unlawful and in breach of the fiduciary duties of the Printcafe Directors;

          (i) If the Poison Pill is triggered prior to the entry of this of this Court's final judgment, awarding Plaintiff Creo damages in an amount to be awarded at trial;

          (j) Awarding plaintiff its costs of suit herein, including reasonable attorneys' fees; and

          (k) Awarding plaintiff such other and further relief as this Court may deem just and appropriate.

                                        MORRIS, NICHOLS, ARSHT & TUNNELL



                                           /s/ Jon E. Abramczyk
                                           -----------------------------------
                                           Jon E. Abramczyk
                                           David J. Teklits
                                           1201 North Market Street
                                           P.O. Box 1347
                                           Wilmington, DE 19899-1347
                                           (302) 575-4211
                                           (302) 425-3006

                                           Attorneys for Plaintiff
                                           Creo Inc.


Of Counsel:
Joseph M. McLaughlin
Edward D. Hassi
William M. Regan
SIMPSON THACHER & BARTLETT
425 Lexington Avenue
New York, NY 10017-3954
Telephone:  (212) 455-2000
Facsimile:  (212) 455-2502


February 19, 2003

                                 VERIFICATION


COUNTRY OF CANADA                 )
                                  )     SS:
CITY OF BURNABY, BRITISH COLUMBIA )

          Lenny Freilich, being duly sworn, deposes and states that he is the Director of Business Development of Creo Inc., that he has read the foregoing Complaint, and that the information contained in the Complaint is true and correct based on his personal knowledge and a review of the files maintained by Creo Inc.


                                                  /s/ Lenny Freilich
                                                  --------------------------


Sworn to and subscribed before me
this 17th day of February, 2003


/s/ Paul Kacir
--------------------------
Notary Public

Paul Kacir
General Counsel
Barrister, Solicitor & Notary Public
Creo Inc.
4225 Kincaid Street
Burnaby, BC  V5G 45P
Tel.  604-453-4343